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                                                                    EXHIBIT 23.2

                         INDEPENDENT AUDITORS' CONSENT

     We consent to the use in this Registration Statement of StarBase Corporation on Form S-4 of our report dated June 18, 1999 (which report expresses an unqualified opinion and includes an explanatory paragraph referring to substantial doubt about the ability of StarBase Corporation to continue as a going concern, as described in Note 2 to the financial statements), appearing in the Prospectus, which is part of this Registration Statement.

     We also consent to the references to us under the headings "Experts," "Selected Historical Financial Data," "Comparative Historical and Pro Forma Per Share Data" and "Selected Unaudited Pro Forma Combined Financial Information" in such Prospectus.

                                                   DELOITTE & TOUCHE LLP

Costa Mesa, California
March 2, 2000